[ HOLLAND KNIGHT LETTER HEAD ]

April 28, 2008

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Geoffrey Kruczek

Re:	CombiMatrix Corporation
Post-Effective Amendment to Form S-1 on Form S-3
SEC File No. 333-139679

Dear Mr. Kruczek:

On behalf of CombiMatrix Corporation, a Delaware corporation (the “Company” or “CombiMatrix”), we submit the following responses to the Division’s letter dated April 24, 2008 regarding the Company’s Post-Effective Amendment to Form S-1 on Form S-3 (File No. 333-139679). For your convenience, we have provided a brief “Background” section to provide context to the Post-Effective Amendment, and we have reproduced the comments from your letter and our response follows each comment.

Background

Until August 2007, the Company was a wholly owned subsidiary of Acacia Research Corporation (“Acacia”). At the time, Acacia had two classes of stock listed on the Nasdaq Stock Market. One, denominated “AR-Acacia Technologies Common Stock,” tracked the business, assets and liabilities of Acacia’s core technologies group. The other, denominated “AR-CombiMatrix Common Stock,” tracked the business, assets and liabilities of the CombiMatrix Group. In each of Acacia’s periodic reports on 10-K and 10-Q, a separate set of financial statements was published for the CombiMatrix Group, and a separate MD&A was provided. See, e.g., Acacia’s Form 10-K for the year ended December 31, 2006 (filed March 14, 2007), which contains separate audited financial statements and MD&A disclosure for the CombiMatrix Group.

Four offerings of AR-CombiMatrix Common Stock (and warrants to purchase AR-CombiMatrix Common Stock) occurred between May 2003 and May 2007:

(i) In May 2003, Acacia sold shares of AR-CombiMatrix Common Stock and warrants to purchase up to 1,208,352 shares of AR-CombiMatrix Common Stock in a private placement.

These shares (including the underlying the issued warrants) were registered for resale by Acacia on a registration statement on Form S-3 (File No. 333-106857).

(ii) In September 2005, in a registered direct offering pursuant to a registration statement on Form S-3 (File No. 333-128359), Acacia sold shares of AR-CombiMatrix Common Stock and warrants to purchase up to 1,596,478 shares of AR-CombiMatrix Common Stock.

(iii) In December 2005, in a registered direct offering pursuant to a registration statement on Form S-3 (File No. 333-133529), Acacia sold shares of AR-CombiMatrix Common Stock and warrants to purchase up to 11,298,947 shares of AR-CombiMatrix Common Stock.

(iv) In May 2007, in a registered direct offering pursuant to a registration statement on Form S-3 (File No. 333-133529), Acacia sold shares of AR-CombiMatrix Common Stock and warrants to purchase up to 10,171,397 shares of AR-CombiMatrix Common Stock.

In August 2007, CombiMatrix split off from Acacia. In connection with the split off, each 10 shares of outstanding AR-CombiMatrix common stock were redeemed for 1 share of new CombiMatrix common stock; and, as of the redemption date, each outstanding warrant to purchase AR-CombiMatrix Common Stock entitled the holder thereof to purchase shares of CombiMatrix common stock, with the price and number of shares adjusted to account for the 1:10 redemption ratio.

To effect the redemption, the Company filed a registration statement on Form S-1 (File No. 333-139679). At the Staff’s suggestion (see comment letters dated March 23, 2007, April 27, 2008 and June 8, 2007), the Company registered the maximum number of shares of new CombiMatrix common stock that could have been offered in connection with the redemption. This number included not only shares to be issued in exchange for the shares of AR-CombiMatrix Common Stock then outstanding, but also those shares potentially issuable upon exercise of the warrants and options then outstanding. At the time, warrants to purchase 23,838,648 shares of AR-CombiMatrix Common Stock were outstanding. In total, the Company registered an amount of new CombiMatrix common stock to cover sufficient to cover up to 91,210,822 shares of AR-CombiMatrix Common Stock.

The Company now wishes to convert that registration statement on Form S-1 (File No. 333-139679) into a registration on Form S-3 in order to take advantage of Form S-3’s automatic incorporation by reference privileges. On April 16, 2008 (the date that the post-effective amendment was filed) and as of the date of this letter, the only securities remaining unsold under the original registration statement on Form S-1 are: 28,341 shares of CombiMatrix common underlying the warrants issued May 2003; 159,648 shares of CombiMatrix common underlying the warrants issued September 2005; 1,178,736 shares of CombiMatrix common underlying the warrants issued December 2006; and 970,754 shares of CombiMatrix common underlying the warrants issued May 2007. These 2,337,479 shares of CombiMatrix common stock are what appear on the cover page of the prospectus included in the Post-Effective Amendment to Form S-1 on Form S-3.

Registration Statement Facing Page

1.                                      Please demonstrate to us that you have satisfied all requirements for eligibility to register this transaction on Form S-3.

In order to meet the eligibility requirements of Form S-3, the Company must meet certain “registrant requirements” (General Instruction I.A.) and certain “transaction requirements” (General Instruction I.B.). The Company satisfies General Instruction I.A.’s registrant requirements because it is a company organized under the laws of Delaware and its common stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act. Further, although the Company was a part of Acacia until August 2007 and has not itself filed periodic reports with the Commission for a twelve-month period, Acacia had for a number of years timely filed periodic reports that included detailed financial and narrative information about the CombiMatrix Group, including an MD&A of the CombiMatrix Group’s financial condition and results of operation. This fact pattern is virtually identical to that in the CarMax, Inc. No Action letter (August 23, 2002), in which CarMax, Inc. (“CarMax”), a wholly owned subsidiary of Circuit City Stores, Inc. (“Circuit City”), separated from Circuit City to become an independent, separately traded public company. As a subsidiary of Circuit City, the CarMax Group held substantially all of the business, assets and liabilities of the business tracked by a class of stock called CarMax Group Common Stock. As part of the separation, stockholders redeemed CarMax Group Common Stock for new CarMax common stock. Under these circumstances, the Division concluded that CarMax could rely upon Circuit City’s reporting history to satisfy the twelve-month reporting requirement of General Instruction I.A. See also Staff Legal Bulletin No. 4. Because the fact pattern of the Company’s separation from Acacia is virtually identical to that of CarMax’s separation from Circuit City, the Company should be deemed to have satisfied the twelve-month reporting requirement of General Instruction I.A.

Because the post-effective amendment covers only securities underlying outstanding warrants, and because the information listed in General Instruction I.B.4(b) and (c) were delivered to the warrant holders as part of the August 2007 split off, the Company satisfies the Form S-3 transaction requirements contained in General Instruction I.B.4(a)(3).

For the above reasons, the Company has satisfied all requirements for eligibility to register this transaction on Form S-3.

Explanatory Note

2.                                      Please provide us support for your statement here that “[t]his Post-Effective Amendment does not register additional securities.”  For example, demonstrate that your original Form S-1 registration statement covered the issuance by you of common shares underlying warrants. Include in your response an analysis of how the original S-1 described the transaction registered on the prospectus cover, in exhibit 5 and in the use of proceeds and the plan of distribution disclosure.

As noted in the “Background” section above, all of the shares appearing on the cover page of the prospectus in this Post-Effective Amendment were, at the suggestion of the Staff, registered on the original registration statement on Form S-1. The purpose of this Post-Effective Amendment is merely to convert that Form S-1 into a Form S-3.

Prospectus Cover

3.                                      We note that this registration statement relates to, among other things, the issuance by you of 28,341 shares of common stock underlying warrants issued in May 2003. In light of the disclosure on page F-24 of Acacia Research’s Form 10-K for its fiscal year ended December 31, 2003, it appears that such warrants were issued in a private offering. Generally, it is inconsistent with Section 5 of the Securities Act to complete a transaction publicly that began privately. Please provide us with your analysis of how the issuance by you of the shares underlying the warrants issued in May 2003 is consistent with Section 5.

As noted in the “Background” section above, although the subject warrants originally were issued pursuant to a private placement, the shares underlying those warrants were registered for issuance by the Company on a registration statement on Form S-1 (File No. 333-139679). The purpose of this Post-Effective Amendment is merely to convert that Form S-1 into a Form S-3.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ DAVID C. WANG

David C. Wang

cc:	Dr. Amit Kumar, CombiMatrix
Scott Burell, CombiMatrix